UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On February 10, 2026, the board of directors (the “Board”) of X3 Holdings Co., Ltd.(the “Company”) approved a share consolidation (the “Share Consolidation”) of the Company’s Class A ordinary shares (the “Class A Shares”) at a ratio of 30-to-1 so that every 30 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). The Board had sole discretion to implement the Share Consolidation under the authority granted by the annual general meeting resolution approved by the shareholders of the Company on February 9, 2026. The Class A Shares are expected to begin trading on the Nasdaq Stock Market on a post Share Consolidation basis on March 5, 2026. As a result of the Share Consolidation, the par value of the Class A Shares will be changed from $0.00003 per share to $0.0009 per share, and the issued and outstanding Class A shares will be reduced from 54,238,270 to approximately 1,807,943.

As of February 25, 2025, the issued and outstanding ordinary shares of the Company were 54,238,270 Class A ordinary shares (pre-consolidation) and 7,902,031 Class B ordinary shares.

On February 26, 2026, the Company issued a press release announcing the Share Consolidation. A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, (File No. 333-279954), of the Company and (ii) the registration statement on Form S-8 of the Company dated January 7, 2026, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - X3 Holdings Announces Share Consolidation

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 26, 2026

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

3